Egan-Jones Ratings Company

2024 Form NRSRO Annual Certification

Exhibit 1 Credit Ratings Performance Statistics

Attached please find the Rating Transition and Default Rates listed as follows:

- Financial Institutions, Brokers, or Dealers - 1-year, 3-year and 10-year Transition and Default Rates
- Insurance Companies - 1-year, 3-year and 10-year Transition and Default Rates
- Corporate Issuers - 1-year, 3-year and 10-year Transition and Default Rates

Financial Institutions, Brokers, or Dealers - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2022 through December 31, 2023)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes during 12/31/2022 12/31/2023 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (Other)
AAA	1	100.0%																							
AA+	3		66.7%	33.3%																					
AA	7			42.8%	14.3%		14.3%																		28.6%
AA-	22				68.3%	4.5%		22.7%																	4.5%
A+	48					83.4%			8.3%																8.3%
A	143						82.5%	2.1%	2.8%	3.5%															9.1%
A-	157							83.5%	3.8%	0.6%	5.1%												0.6%		6.4%
BBB+	114								81.5%	5.3%	2.6%												0.9%	0.9%	8.8%
BBB	68								1.5%	83.8%	2.9%												1.5%		10.3%
BBB-	27									7.4%	85.2%	7.4%													
BB+	4											75.0%	25.0%												
BB	3												33.3%												66.7%
BB-	1													100.0%											
B+	2														100.0%										
B	3															100.0%									
B-	1																							100.0%	
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	1																				100.0%				
C	0																								
Total	605																								

Financial Institutions, Brokers, or Dealers - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2020 through December 31, 2023)

Credit Ratings as of 12/31/2020		Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes during 12/31/2020-12/31/2023 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (Other)
AAA	1	100.0%																							
AA+	2		50.0%	50.0%																					
AA	3			66.7%																					33.3%
AA-	10				50.0%		10.0%																		40.0%
A+	32				3.1%	46.8%	6.3%	9.4%	6.3%																28.1%
A	113			0.9%	1.8%	7.1%	55.7%	3.5%	3.5%	1.8%														0.9%	24.8%
A-	146				0.7%	2.7%	8.9%	37.7%	1.4%	1.4%	2.1%														45.1%
BBB+	134					1.5%	4.5%	9.7%	35.8%	2.2%	4.5%												1.5%	0.7%	39.6%
BBB	69					2.9%	2.9%		15.9%	36.4%	4.3%												1.4%		36.2%
BBB-	36							5.6%	8.3%	22.2%	25.0%														38.9%
BB+	4											25.0%	25.0%												50.0%
BB	11							9.1%		9.1%	45.4%	18.2%				9.1%									9.1%
BB-	1													100.0%											
B+	3														33.3%										66.7%
B	1														100.0%										
B-	3											33.4%												33.3%	33.3%
CCC+	1										100.0%														
CCC	2															50.0%									50.0%
CCC-	1																								100.0%
CC	2															50.0%					50.0%				
C	0																								
Total	575																								

Financial Institutions, Brokers, or Dealers - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2013 through December 31, 2023)

Credit Ratings as of 12/31/2013		Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes during 12/31/2013-12/31/2023 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (Other)
AAA	0																								
AA+	0																								
AA	2						50.0%	50.0%																	
AA-	1						100.0%																		
A+	6				16.7%	16.7%	33.3%	33.3%																	
A	15					20.0%	13.3%		20.0%	6.7%															40.0%
A-	15						40.1%	13.3%	20.0%		13.3%														13.3%
BBB+	14						35.8%		14.3%		7.1%												7.1%		35.7%
BBB	12					8.3%		8.3%	16.7%			16.7%													50.0%
BBB-	8									50.0%	12.5%	12.5%													25.0%
BB+	8							12.5%	12.5%	50.0%	12.5%					12.5%									
BB	7								14.3%	28.6%															57.1%
BB-	1									100.0%															
B+	4								25.0%		25.0%												25.0%		25.0%
B	1										100.0%														
B-	4																								100.0%
CCC+	0																								
CCC	1																						100.0%		
CCC-	0																								
CC	2																								100.0%
C	0																								
Total	101																								

Insurance Companies - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2022 through December 31, 2023)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes during 12/31/2022 12/31/2023 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (Other)
AAA	0																								
AA+	0																								
AA	0																								
AA-	1				100.0%																				
A+	6					83.3%	16.7%																		
A	17						94.1%	5.9%																	
A-	12							75.0%	16.7%																8.3%
BBB+	12								75.0%	16.7%															8.3%
BBB	18								5.6%	77.7%	11.1%														5.6%
BBB-	8									12.5%	75.0%														12.5%
BB+	5											100.0%													
BB	2												100.0%												
BB-	3													66.7%											33.3%
B+	4														50.0%									25.0%	25.0%
B	1															100.0%									
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	2																			100.0%					
CC	1																				100.0%				
C	0																								
Total	92																								

Insurance Companies - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2020 through December 31, 2023)

Credit Ratings as of 12/31/2020		Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes during 12/31/2020-12/31/2023 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (Other)
AAA	0																								
AA+	0																								
AA	0																								
AA-	0																								
A+	4					25.0%	50.0%		25.0%																
A	11						63.6%	18.2%	9.1%																9.1%
A-	12					16.7%	41.7%	25.0%	8.3%	8.3%															
BBB+	10					10.0%		10.0%	20.0%	10.0%	10.0%	10.0%													30.0%
BBB	19						10.5%	5.3%	31.6%	36.7%	5.3%	5.3%													5.3%
BBB-	7							14.3%		14.3%	57.1%	14.3%													
BB+	6							16.7%	16.7%	49.9%															16.7%
BB	2										50.0%		50.0%												
BB-	1																								100.0%
B+	3														66.7%										33.3%
B	3													33.4%		33.3%								33.3%	
B-	1											100.0%													
CCC+	0																								
CCC	1																			100.0%					
CCC-	1																								100.0%
CC	2																			50.0%	50.0%				
C	0																								
Total	83																								

Insurance Companies - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2013 through December 31, 2023)

Credit Ratings as of 12/31/2013		Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes during 12/31/2013-12/31/2023 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (Other)
AAA	0																								
AA+	1			100.0%																					
AA	0																								
AA-	0																								
A+	3						66.7%																		33.3%
A	7					14.3%	28.5%	28.6%	14.3%		14.3%														
A-	12							16.7%	16.7%	16.7%	24.9%														25.0%
BBB+	6					16.5%	16.7%	16.7%		16.7%	16.7%	16.7%													
BBB	6							16.7%	16.7%		16.7%			16.7%											33.2%
BBB-	5								20.0%	40.0%		20.0%													20.0%
BB+	1																			100.0%					
BB	4							25.0%	25.0%	25.0%	25.0%														
BB-	0																								
B+	1							100.0%																	
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	46																								

Corporate Issuers - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2022 through December 31, 2023)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes during 12/31/2022 12/31/2023 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (Other)
AAA	4	50.0%	25.0%																						25.0%
AA+	19		100.0%																						
AA	69			88.4%	5.8%	2.9%																			2.9%
AA-	141				87.9%	5.0%	1.4%																		5.7%
A+	181				0.6%	91.0%	5.0%	0.6%																	2.8%
A	269				0.4%	0.4%	88.1%	3.7%	0.7%	0.4%														1.1%	5.2%
A-	258						1.2%	84.0%	4.7%	1.6%													0.4%		8.1%
BBB+	348							1.4%	89.6%	3.7%	0.6%	0.3%		0.3%									0.3%	0.6%	3.2%
BBB	335							0.3%	2.7%	85.3%	3.6%	0.6%	0.3%											0.9%	6.3%
BBB-	253								0.8%	2.8%	82.6%	5.9%	0.8%											0.8%	6.3%
BB+	223									0.9%	4.9%	76.3%	9.0%	1.8%										0.4%	6.7%
BB	365										1.4%	3.3%	74.7%	8.8%	0.8%	0.3%								0.8%	9.9%
BB-	564											0.5%	2.7%	80.0%	9.6%	0.4%	0.2%		0.2%					0.9%	5.5%
B+	431												0.7%	3.2%	81.7%	6.0%	0.5%							0.7%	7.2%
B	233													2.6%	3.0%	79.3%	3.9%								11.2%
B-	115													0.9%	2.6%	8.7%	73.1%	7.0%	1.7%					1.7%	4.3%
CCC+	78												1.3%			2.6%	5.1%	78.1%	1.3%					1.3%	10.3%
CCC	59															1.7%	5.1%	6.8%	74.5%	5.1%		1.7%	3.4%		1.7%
CCC-	36																	5.6%	5.6%	77.6%			5.6%		5.6%
CC	48																	2.1%	4.2%	6.3%	72.8%		2.1%		12.5%
C	12																					50.0%	16.7%		33.3%
Total	4041																								

Corporate Issuers - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2020 through December 31, 2023)

Credit Ratings as of 12/31/2020		Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes during 12/31/2020-12/31/2023 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (Other)
AAA	4	50.0%	25.0%																						25.0%
AA+	12		83.3%																						16.7%
AA	40		7.5%	67.5%	7.5%	5.0%																			12.5%
AA-	56		1.8%	19.6%	62.5%																				16.1%
A+	124		1.6%	4.8%	13.7%	67.0%	4.0%	0.8%																	8.1%
A	140			0.7%	10.7%	14.3%	54.4%	1.4%	0.7%	1.4%			0.7%											2.1%	13.6%
A-	195			1.5%	4.6%	11.3%	16.4%	39.5%	6.7%	2.1%	0.5%	0.5%				0.5%								1.0%	15.4%
BBB+	204				1.0%	5.4%	13.7%	18.1%	41.6%	5.4%	2.0%	0.5%				0.5%									11.8%
BBB	290			0.3%	0.3%	2.4%	7.9%	9.7%	21.7%	37.2%	3.4%	0.3%	1.4%	1.0%	0.3%	0.3%								1.0%	12.8%
BBB-	265				1.1%	0.8%	4.5%	6.0%	8.7%	22.6%	27.6%	6.4%	3.4%	2.3%				0.4%						1.1%	15.1%
BB+	242				0.4%	0.8%	1.7%	4.5%	9.9%	9.5%	17.4%	21.1%	6.6%	1.7%	2.1%	2.1%	0.4%							0.4%	21.4%
BB	295			0.3%		0.7%	1.0%	1.0%	3.1%	5.8%	8.5%	11.5%	25.1%	6.4%	3.1%	1.0%		0.3%						1.4%	30.8%
BB-	373						0.8%	0.5%	2.4%	1.1%	5.1%	3.5%	7.0%	32.6%	10.5%	2.4%	1.1%	0.3%						1.9%	30.8%
B+	395					0.3%	0.5%	1.0%	1.3%	2.3%	3.5%	3.3%	4.3%	7.8%	29.4%	9.4%	1.8%	0.8%	0.5%	0.3%				2.8%	30.7%
B	252						0.8%		0.8%	2.4%	1.6%	2.0%	4.0%	7.1%	11.1%	29.0%	5.2%	2.4%	0.4%				0.8%	2.0%	30.4%
B-	186							0.5%	0.5%	2.2%	2.2%	4.3%	2.7%	8.6%	6.5%	8.6%	24.2%	8.1%	1.6%	0.5%	0.5%			1.6%	27.4%
CCC+	97									2.1%	3.1%	3.1%	1.0%	10.3%	12.4%	7.2%	2.1%	18.6%	5.2%	2.1%			2.1%	1.0%	29.7%
CCC	96								2.1%	2.1%		1.0%	3.1%	1.0%	5.2%	11.5%	6.3%	10.4%	19.8%	10.4%	1.0%	1.0%	1.0%		24.1%
CCC-	60							1.7%			1.7%	1.7%	5.0%	5.0%	1.7%	8.3%	5.0%	11.7%	5.0%	21.5%	11.7%				20.0%
CC	84									1.2%		2.4%	3.6%	8.3%	4.8%	1.2%	3.6%	4.8%	9.5%	4.8%	30.8%		2.4%	1.2%	21.4%
C	33								3.0%		3.0%				3.0%	3.0%	6.1%			9.1%		15.2%	12.1%		45.5%
Total	3443																								

Corporate Issuers - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2013 through December 31, 2023)

Credit Ratings as of 12/31/2013		Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes during 12/31/2013-12/31/2023 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (Other)
AAA	1			100.0%																					
AA+	8		12.5%	25.0%	12.5%	12.5%			12.5%			25.0%													
AA	15			20.0%	6.7%	13.3%	33.2%	6.7%		6.7%	6.7%														6.7%
AA-	38				13.2%	10.5%	26.4%	10.5%	10.5%	10.5%	2.6%				2.6%										13.2%
A+	55				3.6%	12.7%	23.7%	5.5%	12.7%	9.1%	3.6%	7.3%			1.8%	1.8%									18.2%
A	56				1.8%	7.1%	10.7%	12.5%	17.9%	16.1%	3.6%	3.6%		1.8%	1.8%	1.8%									21.3%
A-	92					8.7%	4.3%	10.9%	15.2%	14.1%	9.8%	5.4%	2.2%	2.2%	1.1%				1.1%						25.0%
BBB+	101					5.9%	5.0%	3.0%	17.8%	18.8%	7.9%	4.0%	7.9%	3.0%	2.0%	1.0%	1.0%						2.0%		20.7%
BBB	87					3.4%	6.9%	5.7%	12.6%	17.2%	11.5%	6.9%	2.3%	1.1%	2.3%	2.3%		2.3%					1.1%		24.4%
BBB-	93					1.1%	3.2%	6.5%	12.9%	6.5%	10.8%	4.3%	4.3%	3.2%	4.3%	3.2%	4.3%	2.2%					2.2%		31.0%
BB+	74					1.4%	2.7%	5.4%	5.4%	10.8%	8.1%	9.5%	6.8%	8.1%	2.7%	1.4%	2.7%						2.7%		32.3%
BB	54						3.7%	1.9%	5.6%	5.6%	9.3%	1.9%	9.3%	9.3%	5.6%	3.7%		3.7%					1.9%		38.5%
BB-	52					1.9%	1.9%	5.8%		1.9%	9.6%	3.8%	3.8%	7.7%	3.8%	9.6%	5.8%			1.9%			11.5%		31.0%
B+	51					2.0%	2.0%	2.0%		2.0%	7.8%	3.9%	7.8%	5.9%	2.0%	3.9%	2.0%	3.9%			2.0%		9.8%		43.0%
B	33						3.0%		6.1%		3.0%			3.0%	6.1%	6.1%		6.1%					12.1%		54.5%
B-	24							4.2%			4.2%		8.3%	8.3%		4.2%	4.2%	4.2%					12.5%		49.9%
CCC+	14						7.1%			7.1%	7.1%			14.3%				7.1%					14.3%		43.0%
CCC	10												10.0%				20.0%		10.0%	10.0%					50.0%
CCC-	2																						50.0%		50.0%
CC	5																						60.0%		40.0%
C	3																						33.3%		66.7%
Total	868																								

Financial Institutions, Brokers, or Dealers - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2022 through December 31, 2023)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2023 (Percent)						Other Outcomes during 12/31/2022-12/31/2023 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	342	78.0%	12.3%	0.9%						8.8%
A1	234	1.7%	83.3%	5.6%	0.4%					9.0%
A2	13			76.9%	7.7%					15.4%
A3	4				25.0%					75.0%
B	2									100.0%
C	3					33.3%				66.7%
Total	598									

Financial Institutions, Brokers, or Dealers - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2020 through December 31, 2023)

Credit Ratings as of 12/31/2020		Credit Ratings as of 12/31/2023 (Percent)						Other Outcomes during 12/31/2020-12/31/2023 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	120	67.5%	9.2%							23.3%
A1	403	20.6%	35.7%	3.0%						40.7%
A2	31	3.2%	32.3%	6.5%	3.2%					54.8%
A3	7		28.5%	14.3%	14.3%	14.3%				28.6%
B	7		14.3%							85.7%
C	4			25.0%						75.0%
Total	572									

Financial Institutions, Brokers, or Dealers - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2013 through December 31, 2023)

Credit Ratings as of 12/31/2013		Credit Ratings as of 12/31/2023 (Percent)						Other Outcomes during 12/31/2013-12/31/2023 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	27	40.8%	40.7%							18.5%
A1	49	18.4%	40.8%	4.1%	2.0%	2.0%				32.7%
A2	11	9.1%	27.3%	9.1%	9.1%					45.4%
A3	2		100.0%							
B	5		60.0%					20.0%		20.0%
C	5							20.0%		80.0%
Total	99									

Insurance Companies - 1-Year Transition and Default Rates (Short-Term Credit Ratings)
(December 31, 2022 through December 31, 2023)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2023 (Percent)						Other Outcomes during 12/31/2022-12/31/2023 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	27	88.9%	7.4%							3.7%
A1	40		90.0%	2.5%						7.5%
A2	14		14.3%	64.3%						21.4%
A3	5				20.0%					80.0%
B	3									100.0%
C	3									100.0%
Total	92									

Insurance Companies - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2020 through December 31, 2023)

Credit Ratings as of 12/31/2020		Credit Ratings as of 12/31/2023 (Percent)						Other Outcomes during 12/31/2020-12/31/2023 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	11	81.8%	9.1%							9.1%
A1	43	25.6%	60.4%	4.7%						9.3%
A2	15	6.7%	53.2%	26.7%	6.7%					6.7%
A3	5			20.0%						80.0%
B	3		33.3%							66.7%
C	6									100.0%
Total	83									

Insurance Companies - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2013 through December 31, 2023)

Credit Ratings as of 12/31/2013		Credit Ratings as of 12/31/2023 (Percent)						Other Outcomes during 12/31/2013-12/31/2023 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	9	33.4%	33.3%	22.2%						11.1%
A1	24	25.0%	33.3%	12.5%	4.2%					25.0%
A2	8		62.5%	12.5%						25.0%
A3	4	50.0%	50.0%							
B	0									
C	0									
Total	45									

Corporate Issuers - 1-Year Transition and Default Rates (Short-Term Credit Ratings)
(December 31, 2022 through December 31, 2023)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2023 (Percent)						Other Outcomes during 12/31/2022-12/31/2023 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	913	91.3%	2.7%							6.0%
A1	1115	2.1%	85.3%	2.7%	1.0%					8.9%
A2	869		3.3%	7.6%	0.5%	0.3%				88.3%
A3	649		0.8%	0.9%	5.5%	0.3%	0.2%			92.3%
B	280			0.7%	0.7%	1.8%				96.8%
C	190					1.1%	1.6%			97.3%
Total	4016									

Corporate Issuers - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2020 through December 31, 2023)

Credit Ratings as of 12/31/2020		Credit Ratings as of 12/31/2023 (Percent)						Other Outcomes during 12/31/2020-12/31/2023 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	368	85.6%	0.8%							13.6%
A1	913	33.5%	47.5%	1.6%	0.5%					16.9%
A2	529	5.7%	39.5%	4.3%	1.3%		0.2%			49.0%
A3	683	2.0%	11.4%	2.2%	1.6%	0.1%				82.7%
B	502	0.8%	7.6%	1.2%	0.6%	0.2%	0.2%	0.4%		89.0%
C	385	0.3%	4.7%	0.8%	0.8%		0.8%	1.8%		90.8%
Total	3380									

Corporate Issuers - 10-Year Transition and Default Rates (Short-Term Credit Ratings)
(December 31, 2013 through December 31, 2023)

Credit Ratings as of 12/31/2013		Credit Ratings as of 12/31/2023 (Percent)						Other Outcomes during 12/31/2013-12/31/2023 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	251	38.2%	36.7%	0.8%				0.4%		23.9%
A1	344	13.7%	39.0%	1.2%	0.3%			1.7%		44.1%
A2	108	6.5%	21.3%					6.5%		65.7%
A3	87	5.7%	18.4%	1.1%				6.9%		67.9%
B	44	4.5%	6.8%	2.3%				20.5%		65.9%
C	20							15.0%		85.0%
Total	854									

The rating definitions and the definition of default are presented below. They are also publicly available at the following web address: https://www.egan-jones.com/understanding-ratings/rating-definitions/

Long-Term Credit Rating Definitions

AAA

Egan-Jones expects AAA ratings to have the highest level of creditworthiness with the lowest sensitivity to evolving credit conditions.

AA

Egan-Jones expects AA ratings to have a higher level of creditworthiness with very low sensitivity to evolving credit conditions.

A

Egan-Jones expects A ratings to have the high level of creditworthiness with low sensitivity to evolving credit conditions.

BBB

Egan-Jones expects BBB ratings to have the moderate level of creditworthiness with moderate sensitivity to evolving credit conditions.

BB, B, CCC, CC, and C

Obligations rated 'BB,' 'B,' 'CCC,' 'CC,' and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB

Egan-Jones expects BB ratings to have a low level of creditworthiness with high sensitivity to evolving credit conditions.

B

Egan-Jones expects B ratings to have a lower level of creditworthiness with higher sensitivity to evolving credit conditions.

CCC

Egan-Jones expects CCC ratings to have a lowest level of creditworthiness with highest sensitivity to evolving credit conditions.

CC

Egan-Jones expects CC ratings to have the lowest level of creditworthiness and some expectation of recovery.

C

Egan-Jones expects C ratings to have the lowest level of creditworthiness and little expectation of recovery.

D

Egan-Jones expects D ratings to have the no determinable level of creditworthiness with uncertain recovery expectations.

An obligation rated D is in payment default. The D rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Egan-Jones believes that such payments will be made during such grace period. The D rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Plus (+) or minus (-)
The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.
NR
This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Egan-Jones does not rate a particular obligation as a matter of policy.

Short-Term Credit Rating Definitions

A-1
A-1 ratings have the highest short-term creditworthiness.
A-2
A-2 ratings have a higher short-term creditworthiness.
A-3
A-3 ratings have moderate short-term creditworthiness.
B
B ratings have a low short-term creditworthiness.
C
C ratings have the lowest short-term creditworthiness.
D
D ratings have no discernable short-term creditworthiness.

A short-term obligation rated D is in payment default. The D rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Egan-Jones believes that such payments will be made during such grace period. The D rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

The rating history is publicly available at the following web address:

https://www.egan-jones.com/regulatory/sec-rule-17g-7/

For other annual certification documents, please visit

http://www.egan-jones.com/regulatory/form-nrsro/